Filed Pursuant to Rule 433

Registration No. 333-216111

Republic Services, Inc.

Pricing Term Sheet

May 3, 2018

3.950% Notes due 2028

Issuer:	Republic Services, Inc.

Ratings (Moody’s / S&P / Fitch)*:	Baa3 (positive) / BBB+ (stable) / BBB (positive)

Trade Date:	May 3, 2018

Settlement Date:	May 14, 2018 (T+7)

Principal Amount:	$800,000,000

Maturity Date:	May 15, 2028

Benchmark Treasury:	UST 2.750% due February 15, 2028

Benchmark Treasury Price and Yield:	98-12 and 2.942%

Spread to Benchmark Treasury:	T + 118 basis points

Yield to Maturity:	4.122%

Price to Public:	98.602% of the principal amount

Coupon (Interest Rate):	3.950%

Interest Payment Dates:	May 15 and November 15, beginning November 15, 2018 (long first coupon)

Underwriting Discount:	0.650%

Make-Whole Call:	Prior to February 15, 2028 (three months before the maturity date), T + 20 basis points

Par Call:	On or after February 15, 2028 (three months before the maturity date)

CUSIP/ISIN:	760759 AT7 / US760759AT74

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

U.S. Bancorp Investments, Inc.

Barclays Capital Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC RBC Capital Markets, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer expects to deliver the notes against payment for them on or about May 14, 2018, which will be the 7th business day following the date of the pricing of the notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally must settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially will settle in T+7 business days, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322 or U.S. Bancorp Investments, Inc., toll-free at (877) 558-2607.

This pricing term sheet supplements the preliminary prospectus supplement issued by Republic Services, Inc. on May 3, 2018 relating to its Prospectus dated February 16, 2017.